July 8, 2010
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mellissa C. Duru

Re:	Crown Crafts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 29, 2010
Amendment No. 1 to Preliminary Proxy Statement
Filed June 29, 2010
File No. 1-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Mellissa C. Duru to the undersigned dated July 8, 2010. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s July 8, 2010 comment letter.
General
1.	As requested by the Staff, the Company’s form of proxy has been marked as a “Preliminary Copy”, as provided in Rule 14a-6(e)(1). A marked revised copy is provided herewith.
2.	The Company has concluded that no material contacts have taken place to date in respect of the current proxy contest between the Company and Wynnefield Partners Small Cap Value, L.P. or its affiliates (collectively, “Wynnefield”) that require discussion in the Company’s Preliminary Proxy Statement on Schedule 14A. To date, all communications between the Company and Wynnefield regarding the proxy contest have been telephonic communications between the parties’ respective counsel, with the exception of two telephonic communications between Wynnefield or its representatives and individual directors of the Company. Additionally, although the Company’s Nominating and Corporate Governance Committee was mindful of suggestions made by or on behalf of Wynnefield regarding individuals who might serve as directors of the Company in its deliberations regarding director nominees, the prior telephonic contacts between the

Securities and Exchange Commission
July 8, 2010

parties or their representatives did not otherwise relate to material issues for the consideration of the Company’s board that, in the Company’s view, would require disclosure in the Company’s Preliminary Proxy Statement on Schedule 14A.
3.	As requested by the Staff, the Company’s discussion of the Governance and Standstill Agreement dated July 1, 2008 in the Company’s Preliminary Proxy Statement on Schedule 14A, a marked revised copy of which is provided herewith (the “Revised Preliminary Proxy Statement”), has been supplemented to reference material terms agreed to by the Company that might impact the 2010 annual meeting of the Company’s stockholders.
4.	As requested by the Staff, the Revised Preliminary Proxy Statement has been drafted so as to definitively reflect that Wynnefield is contesting the election of directors at the 2010 annual meeting of the Company’s stockholders.
Solicitation of Proxies, page 4
5.	Amendment No. 1 to Preliminary Proxy Statement filed by the Company on June 29, 2010 removed the reference to the solicitation of proxies by “other means” so that only specified methods of solicitation were addressed therein. Accordingly, there is no reference to “other means” in the Revised Preliminary Proxy Statement.
6.	The Company hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.
7.	The Company does not intend to solicit proxies via internet chat rooms or other websites, although postings may be included on the Company’s website at www.crowncrafts.com. A statement regarding the possibility of the Company’s making such postings has been included in the Revised Preliminary Proxy Statement. The Company intends to comply with the requirements of Rules 14a-6, 14a-9 and 14a-12, as applicable, in connection with its solicitation activities.
8.	As requested by the Staff, the information under the heading “Solicitation of Proxies” in the Revised Preliminary Proxy Statement has been drafted to include the information that is required by Item 4(b)(4) given that Wynnefield is in fact contesting the election of directors at the 2010 annual meeting of the Company’s stockholders.
Proposal 1: Election of Directors, page 9
9.	As requested by the Staff, the Revised Preliminary Proxy Statement provides that the Company’s nominees have consented to being named therein and have agreed to serve, if elected, as provided in Rule 14a-4(d).

Securities and Exchange Commission
July 8, 2010

10.	The Company has concluded that no disclosure is required in the Revised Preliminary Proxy Statement by Item 7 of Schedule 14A in regards to Item 401(f) of Regulation S-K. To the Company’s knowledge, no reportable event under Item 401(f) has occurred.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Preliminary Proxy Statement on Schedule 14A; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Preliminary Proxy Statement on Schedule 14A; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any comments or questions regarding the Company’s Preliminary Proxy Statement on Schedule 14A or this letter should be directed to the undersigned by telephone at (225) 647-9111 or by facsimile at (225) 647-9112.

Sincerely,
/s/ E. Randall Chestnut
E. Randall Chestnut
Chairman, President and Chief Executive Officer